SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

 Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Endesa, S.A. (the "Company" or "Endesa") on September 15th, 2005. Endesa shareholders are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

* * *

ENDESA HOLDS ANALYST PRESENTATION IN MADRID

New York, October 3rd, 2005.- The following is an analyst presentation hosted today by Endesa's (NYSE:ELE) top management regarding its position to Gas Natural tender offer. It is also available for download from its corporate website at www.endesa.es.

Endesa: stronger business, greater value 3rd October 2005

Gas Natural's offer is unacceptable o Clearly insufficient price o Payment with over-valued stock o Value destructive Endesa offers greater value o Maximum priority on shareholder returns o Strong organic growth o Management commitment reinforced 2

Endesa is worth much more than Gas Natural's offer Endesa's implied share price based on latest comparable transactions ((euro)/share) Offer by Gas Natural ((euro)/share) 3

Gas Natural offer: "just paper" 4

Gas Natural shares: overvalued and illiquid Analysts value Gas Natural below its current market capitalisation Gas Natural's stock has very little liquidity 5

The offer premium is absolutely inadequate 6

La Caixa would gain control of Endesa without paying a control premium o The combined entity would have a lower free-float both in euros and percentage terms o Corporate governance issues o Shareholders denied a control premium today... o ...while in the future the major shareholder could sell its stake at a premium o Risk of flowback 7

Gas Natural: a troubled future "For Gas Natural, completing the transaction is almost a vital necessity because the future for the company is nothing other than a constant reduction in its market share". Spain has among the highest gas tariffs within the European Union Gas Natural's market share has declined by more than 20% in the last 3 years Residential gas tariffs in Spain vs. EU 2005 ((euro)c/kWh) Gas Natural's market share evolution (% of total volume) 8

Endesa is already a global leader Gas Natural brings no fundamental increase in size ... ...and loss of leadership in electricity 9

Endesa's international business would shrink Gas Natural substitutes Italy and France with Puerto Rico and Mexico 10

Gas Natural brings no value to Endesa's gas procurement business o Gas Natural with no gas reserves and in a captive JV with Repsol provides no advantages o Endesa already enjoys significant purchasing power due to scale o Competitive, diversified and flexible portfolio of contracts o Optimised gas sourcing by origin, destination and use 11

Gas Natural adds no value to Endesa's distribution and commercialisation activities Gas distribution Gas commercialisation Electricity distribution Electricity commercialisation o No synergies in joint network operations - Different skills (wires vs. pipes) - No overlap in equipment suppliers - Already sufficient scale in service providers o Minimal synergy contribution from additional customers as Endesa is already significantly above critical mass: 22 million customers, 11 million in Spain o Endesa already offers its customers dual-fuel 12

New entity would lose Spanish market leadership to main competitor Electricity generation in Spain 2004 (Market share) Electricity distribution in Spain 2004 (Market share) 13

Generation / supply balance severely damaged Net position 2004 Pre-transaction: Endesa balanced, Iberdrola short Post-transaction: Endesa + GN short, Iberdrola balanced Moreover, the combined group would suffer from Gas Natural's declining market share 14

Destruction of Endesa's European platform Pre-transaction: only Iberian utility with relevant position in Europe Post-transaction: Break-up Installed capacity in Europe 2004 (MW) Installed capacity in Europe 2004 (MW) 15

The transaction adds no value in Latam Latam EBITDA 2004 by country ((euro) million) o Limited geographic overlap o No synergies o Very limited additional geographic presence 16

Exaggerated synergies ((euro) million) Cost area Announced synergies by Gas Natural Estimated achievable synergies Rationale o Endesa's cost base: (euro)188 million o Call centres already surpass economies of scale o Joint billing of regulated costumers not allowed in Spain o Endesa's software costs are already variable (outsourcing) o Maximum synergy potential: 10% of combined cash cost (based on benchmarks) o Endesa's cost base: (euro)81 million o Maximum synergy potential: 25% of combined costs (based on benchmarks) o 2 headquarters o No overlap of suppliers o Already sufficient scale o Different skills (wires vs. pipes) o Different geographical presence o Minority shareholders 17

Gas Natural's plan destroys value ((euro) million) Estimated achievable synergies Negative integration synergies Negative synergies from asset disposals Negative synergies from regulatory risk Negative total estimated synergies o Non-optimal organization (120) o Integration of collective labour agreements (60) o Overhead costs of disposed assets (25) o Hostile transaction o Pre-agreed asset disposals at very low multiples o Sale of Endesa Europe o In contradiction with: - Spanish and European precedents - Conclusions of White Book - EU market liberalisation directive o Transaction structure may be modified substantially In addition, integration costs are estimated at more than (euro)600 million versus (euro)100 million assumed by Gas Natural 18

Gas Natural has no experience in managing, acquiring and integrating large companies Acquisition track record ((euro) million - enterprise value) Endesa bid 47,450 19

Gas Natural destroys value for Endesa shareholders Spain and Portugal o Leadership given to main competitor with generation-supply balance severely damaged HANDS OVER LEADERSHIP Europe o Loss of strategic growth platform in Italy and France DISINTEGRATION Latam o No additional contribution nor synergy potential NO VALUE ADDED Combined entity o Higher integration costs than synergies o Strategic assets sold cheaply to main competitor o Regulatory and execution risk o Inexperienced management team VALUE DESTRUCTION 20

Gas Natural's offer is unacceptable o Clearly insufficient price o Payment with over-valued stock o Value destructive Endesa offers greater value o Maximum priority on shareholder returns o Strong organic growth o Management commitment reinforced 21

Endesa is committed to dividends in excess of (euro)7 billion over the next 5 years Dividends from ordinary business >12% growth per year Dividends from disposals 100% pay-out of capital gains Net income growth >12% per year Leverage always < 1.4x Auna ~ (euro)1/share Additional non-strategic disposals 22

The disposal of non-strategic assets will generate future additional dividends Assets sold in 2005 (excluding Auna) Assets in excess of (euro)1 billon to be disposed Smartcom 408 Real estate assets 113 Sidec 104 5.33% E. Italia 159 Other * 128 Total 912 REAL ESTATE ASSETS o Endesa's total real estate assets in Spain > 43 million m(2) o Identified 13 estates of 3 million m2 valued** by Jones Lang Lasalle in ~ (euro)750 million (once urban permits obtained) OTHER NON-STRATEGIC ASSETS o 3% REE o 10% EUSKALTEL o 50% ALTEK (Turkey) Capital gains ~225 23

Strong organic EBITDA growth Investment Plan 2005-2009 ((euro) billion) EBITDA ((euro) million) CAGR 2004-2009 (%) 24

EBITDA growth reinforced by efficiency plan launched in 1H2005 Margin improvement in 2009 vs. 2004 ((euro) million) 25

Spain: growth through a unique and valuable asset portfolio EBITDA 2004-2009 ((euro) million) 26

Spain: growth in demand and installed capacity New installed capacity (MW) Impact of increased activity on EBITDA 09 vs. 04 ((euro) million) 27

Spain: efficiency plan based on specific initiatives already in progress

60x5 Plan already in place

- Launched in March 2005
- Identified 60 initiatives generated by a 'bottom-up' approach
- Each initiative already has an implementation plan, a calendar and a project manager
- EBITDA impact of ~€200 million in 2006

Efficiency plan breakdown in 2009



(€ million)
Distribution
80
30
110
Generation
65
90
155
Commercialisation
10
45
55
Cost improvement
Operating improvements with impact on contribution margins
TOTAL: 320

Key initiatives

- Project 'Meta' for quality improvements
- Project 'Micro' for efficiency improvements
- Review of supplier terms

- Project 'Lean' for cost reductions and availability improvements
- Improved fuel specifications management
- Optimisation of wholesale market policies

- Development of value-added services
- Optimisation of client portfolio

28

Spain: conservative regulatory assumptions EBITDA impact 2009 vs. 2004 ((euro) million) Distribution Return on network expansion investments vs. current revenue model based on demand growth and efficiency factor (impact on Endesa proportional to its market share in distribution) Generation on the islands Payment of fuel costs and returns on realised investments, as per Royal Decree 1747/2003 and further Ministerial Orders Revenue cap No revenue recognition >(euro)36/MWh in hydro and nuclear This scenario assumes the elimination of the current CTC mechanism and a tariff increase of only 3% per year Regulatory scenarios of other market participants would provide an improvement of (euro)500 million by 2009 29

Europe: a strong growth platform EBITDA 2004-2009 ((euro) million) 30

Europe: operational improvements and growth opportunities Market entry Efficiency improvements Organic growth o Attractive market due to size, growth potential and location o Market knowledge due to Endesa's current presence o Endesa able to achieve significant efficiency improvements o Project IRR ~ 12% 31

Italy: growth is driven by new generation capacity Installed capacity (MW) 32

Italy: unit margins maintained in a market with declining prices Renewables plan covers green certificate needs o Increase of 425MW in 2005-2009 o Net position of green certificates from -80% to +8% Margin improvement due to change in mix and access to more competitive gas o Re-gasification plant of Livorno (25%): 2bcm off-take in 2007 o Re-gasification plant of Monfalcone (shareholding under negotiation): total plant capacity of 8bcm Improved operating efficiencies of (euro)95 million in 2009 o Fixed costs decrease from (euro)6.1/MWh (2004) to (euro)5.2/MWh (2007) o Improved plant performance o Structure downsizing o Optimisation of energy management and Italy-France arbitrage 33

France: continued efficiency gains and increased capacity Continuous efficiency improvements Capacity growth o 55 MW of wind energy under development - Leahocourt - Infinivent o Additional development opportunities - 2,000MW of CCGTs in current locations - 200MW of renewables - EPR o (euro)45 million impact in 2009 - Fixed costs reduction - Optimisation of energy management 34

Latam: increasing contribution to net income, cash flow and value EBITDA 2004-2009 ((euro) million) 35

Latam: increased volumes driven by new capacity and demand growth New capacity construction in Chile and Peru (MW) Activity increase 36

Latam: margin improvement based on efficient asset management Improvement in unit margins Distribution o Tariff established at Codensa and Chilectra o Annual readjustment in Ampla's and Coelce's tariff o Revised tariff at Edesur agreed for 2006 Generation o Thin reserve margins in the region o Readaptation of prices in Argentina (FONINVEMEN) o Increased node pricing in Chile Improved operating efficiency of (euro)65 million o Reduced losses: "Red Ampla" ((euro)35 million) o Improved availability ((euro)15 million) o Improved fixed costs in distribution and generation ((euro)15 million) 37

Latam: continued increase in cash generation Recent past (2000-2004) Future commitments (2005-2009) Cash flow to Spain: US$1,422 million o Possible additional cash increase of US$1 billion - IPO secondary tranche of Endesa Brazil: US$150 million - Change in structure of shareholdings: US$800 million 38

A reinforced commitment to specific targets o EBITDA: 10-11% annual growth o Net income: >12% annual growth o Dividend growth: - Annual growth >12% in dividends - Distribution of 100% of capital gains o Leverage: <1.4x 39

New alignment of compensation to stock performance by the Board and Senior Management o 100% of variable compensation from 2005 to 2009 linked to share price performance* o Initial reference price (euro)22.27/share (30 Sept 05 closing price) o No bonus if share price drops to (euro)18.56/share (2 Sept 05 closing price)* o Reinvestment of 50% of bonus in Endesa shares o Bonus represents 40-70% of fixed compensation for senior management Note: Approved by the Board's Executive Committee; subject to General Shareholders' Meeting ratification and no change of control * Total return to shareholders versus Eurostoxx Utilities Index 40

Endesa's business is clearly superior to that of Gas Natural Industrial project Value Risks 41

Endesa: stronger business, higher value 42

IMPORTANT LEGAL INFORMATION Investors are urged to read Endesa's Soliciation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this presentation other than factual or historical information are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this presentation. The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities. Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us. Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes. Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully. Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. 43
IMPORTANT LEGAL INFORMATION

Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC are available without charge from the SEC’s website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain.
Statements in this presentation other than factual or historical information are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict.
Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this presentation.
The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:
Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.
Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.
Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.
Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.
Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Endesa: stronger business, higher value 3rd October 2005 44